Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1.                Name and Address of Company
SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada  V6C 3P1

Item 2.                Date of Material Change
February 19, 2014.

Item 3.                News Release
News Release dated February 19, 2014 was disseminated through Marketwired.

Item 4.                Summary of Material Change

The Company entered into a letter agreement with Dundee Securities Ltd. on behalf of a syndicate of underwriters led by Dundee Securities Ltd. and including National Bank Financial Inc., Raymond James Ltd. and PI Financial Corp. for their purchase of 7,700,000 common shares of the Company at a price of $2.60 per common share for gross proceeds of $20,020,000 on a bought deal basis.

Item 5.1               Full Description of Material Change
The Company entered into a letter agreement with Dundee Securities Ltd. on behalf of a syndicate of underwriters led by Dundee Securities Ltd. and including National Bank Financial Inc., Raymond James Ltd. and PI Financial Corp. (collectively, the “Underwriters”) for their purchase of 7,700,000 common shares of the Company (the “Common Shares”) at a price of $2.60 per Common Share for gross proceeds of $20,020,000 on a bought deal basis (the “Offering”).

Pursuant to the Offering, the Company will grant to the Underwriters an over-allotment option to increase the size of the Offering by up to an additional 15%, such option being exercisable in whole or in part at any time, for a period of 30 days from and including the Closing Date.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

Closing of the Offering is anticipated to occur on or about March 13, 2014 (the “Closing Date”) and is subject to the receipt of applicable regulatory approvals.

On the closing of the Offering, the Underwriters will receive a cash commission equal to 5.5% of the gross proceeds of the Offering.

The Common Shares will be offered in all provinces of Canada (except Quebec) by way of a short form prospectus.  The Common Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Item 5.2               Disclosure for Restructuring Transactions
Not applicable.

Item 6.                Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
J. Scott Drever, Chief Executive Officer
Telephone:  (604) 694-1730

Item 9.                Date of Report
February 21, 2014